UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______ to ______

Commission file number 001-00035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

GE SECURITY, INC. 401(k) RETIREMENT PLAN
(FORMERLY GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN)

GE SECURITY, INC.

300 WEST 6TH STREET, SUITE 1850
AUSTIN, TEXAS 78701

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL ELECTRIC COMPANY

3135 EASTON TURNPIKE
FAIRFIELD, CT 06828

GE SECURITY, INC.
401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES:

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Plan Benefits Years Ended December 31, 2004 and 2003	3

Notes to Financial Statements December 31, 2004 and 2003	4-9

Supplemental Schedules:

Schedule 1 - Schedule H, Line 4a – Schedule of Delinquent Participant Contributions Year Ended December 31, 2004	10

Schedule 2 - Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2004	11

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator
GE Security, Inc. 401(k) Retirement Plan:

We have audited the statements of net assets available for plan benefits of the GE Security, Inc. 401(k) Retirement Plan (formerly GE Interlogix, Inc. 401(k) Retirement Plan) (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2004 and supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 29, 2005

GE SECURITY, INC. 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Investments, at fair value	$91,426,725	$63,420,360
Investments, at contract value	322,833	308,477
Receivables:
Employee contribution	244,228	—
Employer contribution	247,398	136,145
Loan interest	5,481	—
Accrued income	34,469	—

Net assets available for plan benefits	$92,281,134	$63,864,982

See accompanying notes to financial statements.

GE SECURITY, INC. 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Interest income	$383,656	$182,719
Dividends	1,689,607	885,463
Net appreciation in fair value of investments	6,173,361	9,996,948
Contributions:
Rollover	299,733	164,411
Employee	8,165,670	5,955,063
Employer, net of forfeitures	2,800,737	2,213,132

Total additions	19,512,764	19,397,736

Deductions from net assets attributed to:
Benefits paid to participants	7,130,228	3,931,914
Administrative expenses	20,682	16,523

Total deductions	7,150,910	3,948,437

Net increase in net assets before transfers from other plans	12,361,854	15,449,299
Transfers from other plans
Employees 401(k) Plan of Monitoring Automation Systems	6,659,769	—
Infographics Systems Corporation 401(k) Savings Plan	2,496,645	—
International Fiber Systems, Inc. 401(k) Plan	2,860,436	—
Ion Track, Inc. 401(k) Plan	4,037,448	—

Total transfers from other plans	16,054,298	—
Net increase in net assets available for plan benefits	28,416,152	15,449,299
Net assets available for plan benefits:
Beginning of year	63,864,982	48,415,683

End of year	$92,281,134	$63,864,982

See accompanying notes to financial statements.

GE SECURITY, INC. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The following description of the GE Security, Inc. 401(k) Retirement Plan (formerly GE Interlogix, Inc. 401(k) Retirement Plan) (the “Plan”), a defined contribution plan, sponsored by GE Security, Inc. (formerly GE Interlogix, Inc.) (the “Company” or “Employer” or “Plan administrator”), is provided for general information purposes only. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Any employee of the Company who has attained the required ERISA age is eligible to participate in the Plan on the first day of the month after the employee’s three-month anniversary. The Plan is administered by the Company and advised by a committee whose members are appointed by the Board of Directors of the Company (the “Plan Committee”). The Company has entered into an agreement with New York Life Trust Company (the “Trustee”) who acts as the trustee and record keeper of the Plan’s assets. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

(a)	Mergers and Related Amendments

On January 1, 2004, the Ion Track, Inc. 401(k) Plan with participant account balances of $4,037,448, the Infographics Systems Corporation 401(k) Savings Plan with participant account balances of $2,496,645, the International Fiber Systems, Inc. 401(k) Plan with participant account balances of $2,860,436 and the Employees’ 401(k) Plan of Monitoring Automation Systems with participant account balances of $6,659,769 were merged into the Plan. The Plan sponsors of each of the Ion Track, Inc. 401(k) Plan, the Infographics Systems Corporation 401(k) Savings Plan, the International Fiber Systems, Inc. 401 (k) Plan and the Employees’ 401(k) Plan of Monitoring Automation Systems are wholly-owned subsidiaries of GE Security, Inc.

On January 22, 2004, the Plan was amended and renamed the GE Security, Inc. 401(k) Retirement Plan.

(b)	Contributions

Each year, participants may elect to contribute pretax annual compensation, as defined by the Plan. For non-highly compensated employees, contributions are limited to an aggregate of 50% and 25% for 2004 and 2003, respectively, of the participant’s pretax annual compensation up to $205,000 and $200,000 for 2004 and 2003, respectively. Effective January 1, 2004, highly compensated employees are limited in their contributions to an aggregate of 20% of the participant’s pretax annual compensation. The total amount of participant pretax contribution is limited to $13,000 and $12,000 for 2004 and 2003, respectively. Participants may also contribute amounts representing distributions from other qualified plans or individual retirement accounts (IRAs) into the Plan, as specified in the plan document.

Matching contributions by the Company for the benefit of participants are discretionary. For 2004 and 2003, Company matching contributions were equal to 50 percent of each participant’s contributions, up to 6 percent. The Company also has the option to make a discretionary profit-sharing contribution to the Plan, which is allocated to participants based on the participants’ relative compensation as defined by the Plan. During 2004 and 2003, the Company did not make a discretionary profit-sharing contribution to the Plan.

GE SECURITY, INC. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution, subject to certain limitations under the Internal Revenue Code of 1986, as amended (IRC) ($3,000 and $2,000 per participant in 2004 and 2003, respectively). The Company does not match employee catch-up contributions.

(c)	Participant Accounts

Participants direct the investment of their contributions among 11 mutual funds, a money market fund, a pooled separate account, and General Electric Company common stock. The allocation of a participant’s contributions to these investment funds is selected by the participant and may be changed daily. Each participant’s account is credited with the participant’s contributions, a share of Company matching and discretionary profit-sharing contributions, and the Plan’s earnings or losses, net of administrative expenses. Allocation of investment income or losses is based on the value of the participant’s account at the close of each day.

(d)	Vesting

Participants are vested immediately in their contributions, Company contributions (except as noted below) and related net investment earnings. Forfeitures of non-vested Company employer matching contributions are used to reduce future Company contributions. Balances transferred prior to 2000 into the Plan from the Aritech Corporation Employee Stock Ownership Plan vest as follows:

Years of Service	Vested Percentage
Less than 3 years	0%
3 years but less than 4	20
4 years but less than 5	40
5 years but less than 6	60
6 years but less than 7	80
7 years and thereafter	100

(e)	Participant Loans

A participant may borrow from his or her account a minimum of $500 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the participant’s account during the prior 12-month period or 50 percent of the participant’s vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Interest rates range from 5.00 percent to 12.00 percent on loans outstanding at December 31, 2004. Principal and interest is paid ratably through biweekly payroll deductions. Loan administration charges are charged to the participant’s account electing the loan.

GE SECURITY, INC. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(f)	Payments of Benefits

Distributions to participants may be made upon death, retirement or termination of employment. Participants may elect payment in a lump sum or in the form of an annuity or in-kind distribution of General Electric Company common stock as described in the Plan document. Distributions are also permitted for reasons of proven financial hardship as outlined in the Plan document. Participant benefit payments may be subject to federal income tax.

(g)	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is responsible for following the voting instructions that have been given by the participant. If the participant does not instruct the Trustee with regard to a voting decision, the shares are voted as instructed by the Company.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The General Electric Company common stock and mutual funds are valued based on quoted market prices. The pooled separate account is stated at fair value, as determined by the trustee, by reference to published market data, if available, of the underlying assets. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at the unpaid principal balance, which approximates fair value. Interest and dividend income is recorded as earned on an accrual basis.

On December 31, 2000, the Plan received benefit-responsive investments in guaranteed insurance contracts in conjunction with the merger of the Interactive Technologies, Inc. 401(k) Investment Plan (the “ITI Plan merger”). The contracts are included in the financial statements at contract value as reported to the Plan. Contract value represents contributions made under the contracts, plus interest accrued at the current rate, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

GE SECURITY, INC. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

There are no reserves against the contract value of the guaranteed insurance contracts for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 4.0 percent to 4.2 percent for 2004 and from 4.7 percent to 5.0 percent for 2003. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than a specified rate, which was 4 percent as of December 31, 2004. Such interest rates are reviewed on an annual basis for resetting. The fair values of these contracts as of December 31, 2004 and 2003 approximate the contract values.

(c)	Net Appreciation in Fair Value of Investments

In the statements of changes in net assets available for plan benefits, the Plan presents the net appreciation in the fair value of its investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(d)	Plan Expenses

The Company pays all Plan administrative expenses other than loan administration charges and commissions and fees on transactions involving General Electric Company common stock. Loan administration charges and common stock commissions and fees are charged to the participant’s account electing the loan or common stock transaction.

(e)	Payment of Benefits

Benefit payments are recorded when paid.

(f)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(g)	Risks and Uncertainties

The Plan provides for investments in mutual funds, a pooled separate account, a money market fund, and General Electric Company common stock. In addition, the Plan contains certain investments in guaranteed insurance contracts that were transferred to the Plan in conjunction with the ITI Plan merger. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

GE SECURITY, INC. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(3)	Investments

The following tables present investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2004 and 2003.

2004
Mainstay Balanced Fund RI	$14,920,541
New York Life Insurance Anchor Account I	12,753,227
Davis New York Venture Fund A	10,375,201
Mainstay S&P 500 Index Fund	9,679,262
The Growth Fund of America R4	9,337,602
PIMCO Total Return Fund	8,763,702
JP Morgan Mid Cap Value Fund A	6,600,313
General Electric Company common stock	5,779,594
Fidelity Advisor Diversified International	5,567,769

2003
Dodge & Cox Balanced Fund	$11,120,018
Mainstay Cash Reserves Fund	9,615,396
Janus Fund	8,647,571
American Century Equity Growth Fund	7,260,622
Mainstay S&P 500 Index Fund	5,032,864
PIMCO Total Return Fund	3,862,879
General Electric Company common stock	3,853,354
Mainstay High Yield Corporate Bond Fund	3,504,136
Janus Overseas Fund	3,476,299
PIMCO Small Cap Value Fund	3,468,855

During 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	December 31
	2004	2003
General Electric Company common stock	$816,746	$855,902
Mutual funds	5,356,615	9,141,046

Net appreciation in fair value of investments	$6,173,361	$9,996,948

(4)	Concentration of Investments

The Plan’s investment in General Electric Company common stock represents approximately 6% of total investments as of December 31, 2004 and 2003. General Electric Company is a diversified technology, media and financial services company, with products and services ranging from aircraft engines, power generation, water processing and security technology to medical imaging, business and consumer financing, media content and advanced materials, GE serves customers in more than 100 countries.

GE SECURITY, INC. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(5)	Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by the Trustee, a party-in-interest with respect to the Plan. The Plan also has investments in General Electric Company common stock. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and IRC.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Plan administrator by a letter dated September 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has not been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC and the related trust was tax exempt as of December 31, 2004 and 2003.

(7)	Delinquent Participant Contributions

As reported on schedule 1, certain employee contributions were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2004. The Company will remit earnings on the delinquent participant contributions subsequent to year-end.

(8)	Subsequent Event

In June 2005, the InVision Technologies, Inc. 401(k) Plan with participant account balances of approximately $2 million was merged into the Plan. The Plan sponsor of Invision Technologies, Inc. 401(k) Plan is a wholly-owned subsidiary of GE Security, Inc.

Schedule 1

GE SECURITY, INC. 401(k) RETIREMENT PLAN

Schedule H, Line 4a- Schedule of Delinquent Participant Contributions

Year ended December 31, 2004

	(b)		(d)
(a)	Relationship to plan,	(c)	Amount	(e)
Identity of	employer or other	Description of transaction,	on line	Lost
party involved	party-in-interest	including rate of interest	4(a)	Interest
GE Security, Inc.	Plan sponsor	2004 employee deferrals not deposited to Plan in a timely manner. Interest rate of 12.5% for the period outstanding.	$767	$96

It was noted that there were unintentional delays by the Company in submitting 2004 employee deferrals in the amount of $767 to the trustee. The Company will reimburse the Plan for lost interest in the amount of $96, subsequent to year end.

See accompanying report of independent registered public accounting firm.

Schedule 2

GE SECURITY, INC. 401(k) RETIREMENT PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2004

		Number of	Current
Identity of Issue	Description of Investment	Shares	Value

Corporate Stocks — Common
General Electric Company*	General Electric Company common stock	158,345	$5,779,594

Money Market Fund
New York Life Trust Company*	Mainstay Cash Reserves Fund	311,994	311,994

Mutual Funds
Fidelity Investments	Fidelity Advisor Diversified International	299,988	5,567,769
New York Life Trust Company*	Mainstay S&P 500 Index Fund	346,678	9,679,262
New York Life Trust Company*	Mainstay Balanced Fund RI	557,361	14,920,541
New York Life Trust Company*	Mainstay MAP Fund RI	2,155	73,126
PIMCO Funds	PIMCO Real Return Admin Fund	50,490	580,130
PIMCO Funds	PIMCO Total Return Fund	821,340	8,763,702
Van Kampen	Growth and Income A	26,834	541,786
American Funds	The Growth Fund of America R4	342,916	9,337,602
Artisan Funds	Artisan Mid Cap Fund	119,186	3,523,129
Davis Funds	Davis New York Venture Fund A	338,065	10,375,201
JP Morgan	JP Morgan Mid Cap Value Fund A	299,334	6,600,313

Pooled Separate Account
New York Life Trust Company*	New York Life Insurance Anchor Account I		12,753,227

Guaranteed Insurance Contracts
American Founders Life Insurance	Bradford National Life Insurance Company Guarantee #90002645, 4.2%, maturing January 28, 2044		211,333
Conseco Life Insurance Company	American Life and Casualty Insurance Company Contract, #ON890313, 4.7%, maturing September 8, 2005		111,500

Participant loans*	Interest rates from 5.00% to 12.00%		2,619,349

			$91,749,558

*	Denotes party in interest.

See accompanying report of independent registered public accounting firm.

GE SECURITY, INC. 401(k) RETIREMENT PLAN

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Security, Inc. 401(k) Retirement Plan

By:	/s/ THOMAS O’DONNELL

Thomas O’Donnell
Plan Administrator

June 29, 2005

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm